Exhibit 99.165

Consent of Independent Auditor

We consent to the use of our report dated December 30, 2013, with respect to the financial statements of 8504601 Canada Inc. as at and for the year ended August 31, 2013 which appears in Exhibit 99.145 and 99.155, included in the Registration Statement on Form 40-F for the registration of variable voting shares, without par value.

Yours very truly,

/s/ Ernst & Young LLP (1)

Montreal, Canada

May 28, 2015

(1) CPA auditor, CA, public accountancy permit no. A112179